Exhibit 23.3

Consent of KPMG LLP

The Board of Directors
Advanced Fibre Communications, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-4 of Tellabs, Inc. of our report dated February 23, 2004 with respect to the consolidated balance sheets of Advanced Fibre Communications, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related schedule incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus. Our report includes an explanatory paragraph regarding the Company’s changes in its method of accounting for derivative financial instruments and business combinations.

/s/ KPMG LLP

San Francisco, California
October 25, 2004